KW 3/4

13013118

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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SEC Mail Processing Section

FEB 26 2013

Washington DC 405

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53317

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan B. Rutberg 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/5/13

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

GENEVA GROUP INTERNATIONAL
Independent Member

SEC
Mail Processing
Section
FEB 26 2013
Washington DC
405

February 22, 2013

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

Enclosed are two of Rutberg and Company, LLC's Annual Audited Report, Form X-17A-5, Part III, required by SEC Rule 17a-5.

The Annual Audited Report has also been provided to the following regional office:

Securities and Exchange Commission
San Francisco Regional Office
Attention: Marc J. Fagel, Regional Director
44 Montgomery Street, Suite 2600
San Francisco, CA 94104

In addition, enclosed is a copy of this transmittal letter. Please date stamp this copy and return it in the enclosed envelope.

Sincerely,

Mark Kelly

Enclosures

cc: Mr. Tony Lau

RUTBERG AND COMPANY, LLC

FINANCIAL STATEMENTS

For the Year Ended December 31, 2012 and 2011
With
Independent Auditor's Report

Rowbotham
& Company LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Independent Auditor's Report

To the Member of
Rutberg and Company, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of Rutberg and Company, LLC (the "Company"), which comprise the statements of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg and Company, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 14 to 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained on pages 14 to 16 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained on pages 14 to 16 is fairly stated in all material respects in relation to the financial statements as a whole.

Rowbotham & Company LLP

San Francisco, California
February 22, 2013

RUTBERG AND COMPANY, LLC

Oath of Corporate Officer
December 31, 2012

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bryan B. Rutberg
Rutberg and Company, LLC

RUTBERG AND COMPANY, LLC

Statements of Financial Condition

As of December 31, 2012 and 2011

	2012	2011
Assets		
Cash	$122,123	$275,784
Accounts receivable	---	600,000
Prepaid expenses	5,000	---
Furniture and equipment, net	---	---
Total assets	$127,123	$875,784
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$ ---	$ 9,517
Due to Rutberg Holdings, LLC	4,098	76,487
Total liabilities	4,098	86,004
Member's equity	123,025	789,780
Total liabilities and member's equity	$127,123	$875,784

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statements of Operations
For the Years Ended December 31, 2012 and 2011

	2012	2011
Income:		
Investment banking fees	$3,339,208	$3,790,000
Expense reimbursements	41,092	44,351
Interest income	340	159
Realized gain on sales of marketable securities	---	319,865
Total income	3,380,640	4,154,375
Expenses:		
Compensation	2,652,762	3,724,327
Professional fees	197,149	96,604
Other operating expenses	106,323	165,180
Marketing and business development	84,529	106,200
Rent	79,432	95,720
Unrealized loss on marketable securities	---	192,466
Depreciation and amortization expense	---	2,590
Interest expense	---	200
Total expenses	3,120,195	4,383,287
Net income (loss) before provision for income taxes	260,445	(228,912)
Provision for income taxes	7,200	7,200
Net income (loss)	$ 253,245	$ (236,112)

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2012 and 2011

	Member's Equity
Balance at January 1, 2011	$ 525,892
Contributions	500,000
Net loss	(236,112)
Balance at December 31, 2011	789,780
Withdrawals	(920,000)
Net income	253,245
Balance at December 31, 2012	$ 123,025

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statements of Cash Flows

For the Years Ended December 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ 253,245	$(236,112)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Realized gain on sales of marketable securities	---	(319,865)
Unrealized loss (gain) on marketable securities	---	192,466
Change in operating assets and liabilities:		
Accounts receivable	600,000	(600,000)
Prepaid expenses	(5,000)	---
Accounts payable and accrued expenses	(9,517)	9,517
Due to Rutberg Holdings, LLC	(72,389)	62,724
Net cash provided by (used in) operating activities	766,339	(891,270)
Cash flow from investing activities:		
Proceeds from sale of marketable securities	---	516,877
Net cash flow provided by investing activities	---	516,877
Cash flows from financing activities:		
Contributions	---	500,000
Withdrawals	(920,000)	---
Net cash provided by (used in) financing activities	(920,000)	500,000
Net increase (decrease) in cash	(153,661)	125,607
Cash at the beginning of the year	275,784	150,177
Cash at the end of the year	$ 122,123	$ 275,784

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
For the Years Ended December 31, 2012 and 2011

1. Summary of Significant Accounting Policies

General - Rutberg and Company, LLC (the "Company") is a wholly-owned subsidiary of Rutberg Holdings, LLC. The Company was established April 3, 2007 and is a Delaware limited liability company that shall continue operating indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company is a research-centric investment bank focused exclusively on providing merger & acquisition advisory services to both public and private companies, and raising capital for industry leading emerging growth companies in the wireless and digital media industries. The Company's research is published monthly and received by professionals. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value - Certain assets and liabilities are recorded at fair value.

The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Company categorizes each of their fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.

Level 2 - inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, foreign exchange rates, and forward and spot prices for currencies and commodities.

Level 3 - inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

Marketable Securities - Marketable securities consist of publicly-traded common stock which is classified as trading securities. Marketable securities are recorded at fair value and realized and unrealized gains and losses are recorded in the statement of operations.

Accounts Receivable - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method for valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivable. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value is none. Bad debt expense totaled zero and zero for the years ended December 31, 2012 and 2011.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable.

The Company maintains its cash in financial institutions which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had one customer that comprised 100% of total accounts receivable at December 31, 2011.

The Company had three customers that comprise 44%, 23%, and 19% of total income, excluding income from marketable securities, for the year ended December 31, 2012.

The Company had three customers that comprise 55%, 25%, and 18% of total income, excluding income from marketable securities, for the year ended December 31, 2011.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 to 5 years. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2012 or 2011.

Revenue Recognition - The Company's revenues for investment banking fees and expense reimbursements are recognized when earned. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred. These expenses are paid for by Rutberg Holdings, LLC and then allocated to the Company.

Income Taxes - The Company use a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the member, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

A number of the Company's tax returns remain subject to examination by taxing authorities. These include the United States federal returns for three years and California state returns for four years.

Comprehensive Income (Loss) - The Company has no components of comprehensive income (loss) other than its net income (loss) and, accordingly, comprehensive income (loss) is the same as the net income (loss) for the years ended December 31, 2012 and 2011.

Subsequent Events - The Company has evaluated subsequent events for the period from December 31, 2012, the date of the financial statements, through February 22, 2013, the date the financial statements were available for issuance.

2. Fair Value

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2012:

	Level 1	Level 2	Level 3	Total
Cash	$122,123	$---	$---	$122,123

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash	$275,784	$---	$---	$275,784

3. Furniture and Equipment

Furniture and equipment, net is comprised of the following at December 31, 2012 and 2011:

	2012	**2011**
Furniture	$ 30,924	$ 30,924
Computer software	6,147	6,147
Equipment	29,046	29,046
Equipment under capital leases	30,056	30,056
Total furniture and equipment	96,173	96,173
Less accumulated depreciation	(66,117)	(66,117)
Less accumulated amortization on equipment under capital lease	(30,056)	(30,056)
Furniture and equipment, net	$ ---	$ ---

For the years ended December 31, 2012 and 2011, depreciation and amortization expense was none and none.

4. Related Party Transactions

Contributions of none and $500,000 were received from Rutberg Holdings, LLC for the years ended December 31, 2012 and 2011.

Withdrawals of $920,000 and none were received by Rutberg Holdings, LLC for the years ended December 31, 2012 and 2011.

The activity in the Due to Rutberg Holdings, LLC was as follows for the years ended December 31, 2012 and 2011:

	2012	2011
Balance at the beginning of the year	$ 76,487	$ 13,763
Expense allocation	3,127,395	4,188,504
Cash paid	(3,199,784)	(4,125,780)
Balance at the end of the year	$ 4,098	$ 76,487

5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires both the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012 and 2011, the Company had net capital of $118,025 and $189,780. Net capital as of December 31, 2012 and 2011 is $113,025 and $184,046 more than the required net capital. At December 31, 2012 and 2011, the Company's ratio of aggregate indebtedness to net capital was 0.03 to 1 and 0.45 to 1, which is within the required regulator range.

6. Cash Flow Information

	2012	2011
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ ---	$ 200
Income taxes paid during the year	$7,200	$7,200

7. Subsequent Events

The Company identified no subsequent events.

Supplementary Information

RUTBERG AND COMPANY, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2012

Net Capital

Total member's equity from statement of financial condition	$123,025
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Prepaid expenses	(5,000)
Net capital before haircuts on securities position	118,025
Haircuts on securities	---
Net capital	$118,025
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 273
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 5,000
Excess net capital	$113,025

Aggregate Indebtedness

Total liabilities from statement of financial condition	$ 4,098
Less non-aggregate indebtedness	---
Total aggregate indebtedness	$ 4,098
Ratio: Aggregate indebtedness to net capital	0.03 to 1

RUTBERG AND COMPANY, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(ii) of Rule 15c3-3.

RUTBERG AND COMPANY, LLC

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission
As of December 31, 2012

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$116,775
Differences:	
Audit adjustment to reverse over accrual of allocated expenses from Rutberg Holdings, LLC	1,250
Net capital as reported in the financial statements	$118,025

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

GENEVA GROUP INTERNATIONAL
Independent Member

Independent Auditor's Report on Internal Control

To the Member of
Rutberg and Company, LLC:

In planning and performing our audit of the financial statements and supplementary information of Rutberg and Company, LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94105 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 22, 2013

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

GENEVA GROUP INTERNATIONAL
Independent Member

To the Member
Rutberg and Company, LLC
351 California Street, Suite 1100
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation ("Form SIPC-7")] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Rutberg and Company, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting a $1 difference in total revenue due to rounding;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, print outs of various general ledger accounts for the period from January 1, 2012 to December 31, 2012, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, print outs for various general ledger accounts, supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 22, 2013

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

053317 FINRA DEC
RUTBERG & COMPANY LLC 10*10
351 CALIFORNIA ST STE 1100
SAN FRANCISCO CA 94104-2419

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 8,348

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,425)
7/30/2012
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 3,923

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,923

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,923

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Rutberg & Company LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the _____ day of _______________, 20_____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,380,641
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Reimbursed Expenses + Interest (Deductions in excess of $100,000 require documentation)	41,432
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,339,209
2e. General Assessment @ .0025	$ 8,348
	(to page 1, line 2.A.)

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Francisco

JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015

Place Notary Seal Above

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2013,
Date Month Year
by

(1) Bryan B Rothke,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ______________________________,
Name of Signer

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

Further Description of Any Attached Document

Title or Type of Document: ______________________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ______________________________

OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg and Company, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Managing Member

Title

Notary Public

JOHN MINJIRAS
Commission # 1924632
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2015

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*